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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)



                              ANDROS INCORPORATED
-------------------------------------------------------------------------------
                                (Name of Issuer)
                    Common Stock, $0.01 Par Value Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   0000345281
               ------------------------------------------------
                                 (CUSIP Number)


Steven A. Cohen  520 Madison Avenue - 7th Floor, New York, New York 10022
                                (212) 826-6800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                 March 5, 1996
               ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


  CUSIP No.    0000345281                                                              Page    2    of    6    Pages

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   S.A.C. Capital Management, L.P.



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                       (b) [ ]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                   WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]



     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware


                           7      SOLE VOTING POWER
                                         None

                           8      SHARED VOTING POWER
                                         221,840
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                         None

                          10      SHARED DISPOSITIVE POWER

                                         221,840

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            221,840


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.79%


    14      TYPE OF REPORTING PERSON*
                   PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


  CUSIP No.    0000345281                                                              Page    3    of   6   Pages

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Steven A. Cohen



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                       (b) [ ]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

                   PF
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]



     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America


                           7      SOLE VOTING POWER
                                         334,800

                           8      SHARED VOTING POWER
                                         389,194
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                         334,800

                          10      SHARED DISPOSITIVE POWER

                                         389,194

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   723,994

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   15.64%


    14      TYPE OF REPORTING PERSON*
                   IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


 CUSIP No.    0000345281                                                              Page    4    of   6    Pages

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   S.A.C. Investments, L.P.



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                       (b) [ ]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
                   WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]



     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware


                           7      SOLE VOTING POWER
                                         None

                           8      SHARED VOTING POWER
                                         167,354
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                         None

                          10      SHARED DISPOSITIVE POWER

                                         167,354

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   167,354

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   3.62%


    14      TYPE OF REPORTING PERSON*
                   PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.       SECURITY AND ISSUER

       The Schedule 13D filed June 14, 1995, by S.A.C. Capital Management, L.P. ("Capital Management"), with respect to the Common Stock, $0.01 par value per share (the "Shares") of Andros Incorporated, a Delaware corporation (the "Company"), and amended June 28, 1995, July 31, 1995, October 3, 1995 and December 5, 1995 by Capital Management and Steven A. Cohen ("Mr. Cohen" ) and amended January 4, 1996, February 2, 1996, February 23, 1996 and February 29, 1996 by Capital Management, Mr. Cohen and S.A.C. Investments, L.P. ("Investments," and together with Capital Management and Mr. Cohen, the "Reporting Persons") is hereby amended as set forth below.

ITEM 2.       IDENTITY AND BACKGROUND

       No amendment.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       No amendment.

ITEM 4.       PURPOSE OF TRANSACTION

       Except for the addition of the following information, Item 4 of the
Schedule 13D, as amended, is not otherwise amended. Mr. Cohen has determined not to pursue an alternate transaction to the intended tender offer and the intended merger.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

       (a) - (b)     The aggregate number and percentage of Shares to which
this 13D relates is 723,994 Shares representing 15.64% of the 4,628,054 Shares reported by the Company as outstanding as of February 21, 1996. The Reporting Persons directly own those Shares as follows:


       Name                       No. of Shares               % of Common
       ----                       -------------               -----------
       Mr. Cohen                  334,800                     7.23%
       Capital Management         221,840                     4.79%
       Investments                167,354                     3.62%


       Mr. Cohen has the sole power to vote and the sole power to dispose of the Shares he owns directly. As the Managing Member of SAC, Mr. Cohen through SAC, shares with Capital Management and Investments the power to vote and dispose of all Shares directly owned by Capital Management and Investments. As a result, Mr. Cohen is deemed to be a beneficial owner of the Shares owned by Capital Management and Investments. Scott J. Lederman, Barry M. Skalka and Terence E. Fox, each an Executive Vice President of SAC Inc., do not beneficially own any Shares other than in their capacities as officers of SAC Inc.

       (c) No transactions in Shares were effected since February 29, 1996 by either the Reporting Persons or S.A.C.

       (d)    No amendment.

       (e)    Not applicable.





                                                                          5 of 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       No amendment.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

       No exhibits are required to be filed.


SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 1996   /s/ STEVEN A. COHEN
                      ----------------------------------------------------------
                      Steven A. Cohen

                      S.A.C. Capital Management L.P.

                      By:    S.A.C. Capital Management, LLC, Its General Partner

                             By:  /s/ STEVEN A. COHEN
                      ----------------------------------------------------------
                                   Steven A. Cohen, Managing Member

                      S.A.C. Investments, L.P.

                      By:    S.A.C. Capital Management, LLC, Its General Partner

                             By:  /s/ STEVEN A. COHEN
                      ----------------------------------------------------------
                                      Steven A. Cohen, Managing Member





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